FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Providate Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of April, 2002

GrandeTel Technologies Inc.

955 Bay Street, Toronto, Ontario, Canada

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F ....✓....... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1994.

Yes ...... No .✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GrandeTel Technologies Inc.

(Registrant)

Date: June 28, 2002

By

Kin Yuen
President

GRANDETEL TECHNOLOGIES INC.
Consolidated Balance Sheet
April 30, 2002 with Comparative Figures for April 30, 2001
(Stated in Canadian Dollars - 000's)

				(unaudited)
ASSETS		2002		2001
Current Assets				
Cash	$	1,093	$	937
Accounts receivable		241		2,161
Prepaid and deposits		181		663
Total Current Assets		1,515		3,761
Investments		1		26,423
Capital assets		468		1,181
Pre-Operating costs		56		716
Deferred charges and other		531		475
Total Assets	$	2,571	$	32,556
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	8,835	$	3,985
Bank loan - current		1,567		10,762
Other loan		11,271		7,443
Total Current Liabilities		21,673		22,190
Long Tem Liabilities				
Long term debt		9,136		8,655
Deferred revenue		0		86
Bank loan - long-term portion		8,982		0
Total Liabilities		39,791		30,931
Shareholders' equity				
Share capital				
Issued and outstanding				
29,427,950 Common Shares (2001 - 18,329,376 Common Shares)		149,693		141,393
11,098,574 Class A shares at USD 0.5 each		0		8,300
Contributed surplus		12,996		12,996
Retained earnings (Deficit)		(199,909)		(161,064)
Total Liabilities and Shareholders' Equity	$	2,571	$	32,556

GRANDETEL TECHNOLOGIES INC.
Consolidated Statement of Earnings (Loss)
For the period ended April 30, 2002 with comparative figures for April 30, 2001
(Stated in Canadian Dollars - 000's)

	(unaudited) Three months to April 30, 2002	2001
Sales	$ 311	$ 455
Cost of sales	276	392
Gross profit	35	63
Operating, selling and administrative expenses		
Advertising & Marketing	20	42
Salaries & Staff Benefits	60	117
Depreciation & Amortisation	142	183
Other G & A	249	297
	471	639
Operating Loss	(436)	(576)
Other Expenses	3	(145)
Operating Loss before financing expenses	(433)	(721)
Financing Expenses		
Foreign exchange loss (gain)	(271)	436
Interest expenses - Others	274	377
Interest expenses - long term debts	183	175
	186	988
Net Loss	(619)	(1,709)
Deficit, beginning of period	(199,290)	(159,355)
Deficit, end of period	$ (199,909)	$ (161,064)
Loss Per Share	$ (0.02)	$ (0.06)
Weighted average common and Class A shares outstanding	29,427,950	29,427,950

GRANDETEL TECHNOLOGIES INC.
Consolidated Statement of Changes in Financial Position
For the period ended April 30, 2002 with comparative figures for April 30, 2001
(Stated in Canadian Dollars - 000's)

(unaudited)

	2002	2001
Cash provided by (used in)		
Operating activities		
Net profit (loss) for the period	$ (619)	$ (1,709)
Item not involving cash:		
Amortization of capital assets	142	183
	(477)	(1,526)
Changes in non-cash working capital balances	301	(208)
	(176)	(1,734)
Investing activities		
(Increase) / decrease in capital assets and pre-operating cost	8	(47)
	8	(47)
Financing activities		
(Decrease) / increase in bank loan/other loan	134	1,565
	134	1,565
Increase (decrease) in cash during period	(34)	(216)
Cash, beginning of period	1,127	1,153
Cash, end of period	$ 1,093	$ 937

GRANDETEL TECHNOLOGIES INC.

NOTES

Quarter Ended April 30, 2002

A. SHARE CAPITAL

(a) Authorized :

Unlimited common shares without par value
Unlimited preference shares

(b) Issued and outstanding shares :

The number of issued and outstanding common of the company for the period is as follows :

	Number	Amount (000's)
Common shares - Balance outstanding at beginning and end of period	29,427,950	$149,693

B. DEBENTURE

US$5,757,000 principal amount of 8% senior convertible subordinated debentures – each US$1,000 principal amount of the debenture is convertible into common shares at a conversion price of US$12.00 per share up to maturity on July 31, 2003. Grande , a major shareholder, is holding US$3,280,000 (face value) of the debentures.

C. DIRECTORS

The directors and officers of the company as at April 30, 2001 are as follows :

Kin Yuen	President
Ivy O.F. Pui	Director
Franco K. Chu	Director

D. INVESTMENTS

The assets, liabilities, revenue and profit of the following joint venture has been consolidated in proportion to the Company's interest in the joint venture:

(Cdn$'000)	Assets	Liabilities	Revenue	Profit/(Loss)
Guangzhou Enhanced Communication Co Ltd	244	3,575	311	10

The other joint ventures without joint control have been recorded using the equity accounting method and those joint ventures that are in the process of being wound up are recorded at the lower of cost or recoverable values.

E. EXPENSES

Included in other G & A expenses for the six-month period ending April 30, 2001 and 2002 are the following major expense items:

(Cdn$'000)	2001	2002
Insurance	27	50
Legal and professional fees	136	157
Rent and rates	16	2
Bank charges	26	1
Transportation and travelling	3	4